UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Amendment No. 8

Under the Securities Exchange Act of 1934*

Rimini Street, Inc.

(Name of Issuer)

Common Stock, $0.0001 par value

(Title of Class of Securities)

76674Q107

(CUSIP Number)

GPIAC, LLC

4001 Kennett Pike

Suite 302

Wilmington

Delaware 19807

(212) 430-4340

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 1, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 76674Q107
1	NAMES OF REPORTING PERSONS. GPIAC, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO, PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER None (1)
	9	SOLE DISPOSITIVE POWER None
	10	SHARED DISPOSITIVE POWER None (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON None
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1) GPIC, Ltd., an exempted company incorporated in Bermuda directly controlled by GP Investments, Ltd, is the managing member of GPIAC, LLC, a Delaware limited liability company and RMNI InvestCo, LLC, a Delaware limited liability company. GP Investments, Ltd. is the sole shareholder of GP Cash Management, Ltd., a Bahamas limited liability company.

CUSIP No. 76674Q107
1	NAMES OF REPORTING PERSONS. RMNI INVESTCO, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO, PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER None (1)
	9	SOLE DISPOSITIVE POWER None
	10	SHARED DISPOSITIVE POWER None (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON None
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1) GPIC, Ltd., an exempted company incorporated in Bermuda directly controlled by GP Investments, Ltd, is the managing member of GPIAC, LLC, a Delaware limited liability company and RMNI InvestCo, LLC, a Delaware limited liability company. GP Investments, Ltd. is the sole shareholder of GP Cash Management, Ltd., a Bahamas limited liability company.

CUSIP No. 76674Q107
1	NAMES OF REPORTING PERSONS. GP Cash Management, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO, PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER None (1)
	9	SOLE DISPOSITIVE POWER None
	10	SHARED DISPOSITIVE POWER None (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON None
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1) GPIC, Ltd., an exempted company incorporated in Bermuda directly controlled by GP Investments, Ltd, is the managing member of GPIAC, LLC, a Delaware limited liability company and RMNI InvestCo, LLC, a Delaware limited liability company. GP Investments, Ltd. is the sole shareholder of GP Cash Management, Ltd., a Bahamas limited liability company.

CUSIP No. 76674Q107
1	NAMES OF REPORTING PERSONS. GP Investments, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO, PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Bermuda
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER None (1)
	9	SOLE DISPOSITIVE POWER None
	10	SHARED DISPOSITIVE POWER None (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON None
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1) GPIC, Ltd., an exempted company incorporated in Bermuda directly controlled by GP Investments, Ltd, is the managing member of GPIAC, LLC, a Delaware limited liability company and RMNI InvestCo, LLC, a Delaware limited liability company. GP Investments, Ltd. is the sole shareholder of GP Cash Management, Ltd., a Bahamas limited liability company.

CUSIP No. 76674Q107
1	NAMES OF REPORTING PERSONS. GPIC, Ltd
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO, PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Bermuda
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER None (1)
	9	SOLE DISPOSITIVE POWER None
	10	SHARED DISPOSITIVE POWER None (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON None
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1) GPIC, Ltd., an exempted company incorporated in Bermuda directly controlled by GP Investments, Ltd, is the managing member of GPIAC, LLC, a Delaware limited liability company and RMNI InvestCo, LLC, a Delaware limited liability company. GP Investments, Ltd. is the sole shareholder of GP Cash Management, Ltd., a Bahamas limited liability company.

Explanatory Note: This Amendment No. 8 to Schedule 13D amends and restates the statement on Amendment No. 2 to Schedule 13D/A filed with the Securities and Exchange Commission (the “SEC”) on April 30, 2018, as amended by Amendment No. 3 thereto filed with the SEC on June 25, 2018, Amendment No. 4 thereto filed with the SEC on July 20, 2018, Amendment No. 5 thereto filed with the SEC on March 10, 2021, Amendment No. 6 thereto filed with the SEC on September 14, 2021 and Amendment No. 7 filed with the SEC on October 7, 2021. This Amendment No. 8 to Schedule 13D amends and restates the Schedule 13D in its entirety in order to provide disclosure in relation to the November 2021 Warrant Sale (as defined below). The November 2021 Warrant Sale constituted a sale of all of the remaining beneficial ownership of the Reporting Persons in the Issuer’s common stock. Consequently, this Amendment No. 8 to Schedule 13D represents the final amendment to the Schedule 13D and constitutes an exit filing for the Reporting Persons.

Item 1. Security and Issuer.

The class of equity securities to which this Schedule 13D (this “Statement”) relates is the common stock, par value $0.0001 per share, of Rimini Street, Inc., a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 3993 Howard Hughes Parkway, Suite 500, Las Vegas, NV.

Item 2. Identity and Background.

(a) Name of Person filing this Statement:

The name of the persons (collectively, the “Reporting Persons”) filing this Statement:

GPIAC, LLC

RMNI InvestCo, LLC

GP Cash Management, Ltd.

GP Investments, Ltd.

GPIC, Ltd.

(b) Residence or Business Address:

The principal business address of the Reporting Persons is:

For GPIAC, LLC:

4001 Kennett Pike, Suite 302, Wilmington, Delaware 19807

For RMNI InvestCo, LLC:

4001 Kennett Pike, Suite 302, Wilmington, Delaware 19807

For GP Cash Management, Ltd.:

Lyford Manor, Western Road, Lyford Cay, Nassau, N.P., The Bahamas, PO BOX CB-13007.

For GP Investments, Ltd.:

16 Burnaby Street, Hamilton, HM 11, Bermuda

For GPIC, Ltd.:

16 Burnaby Street, Hamilton, HM 11, Bermuda

(c) Present Principal Occupation and Employment:

Each of GPIAC, LLC and RMNI InvestCo, LLC was formed for the purpose of investing in and holding the securities of GP Investments Acquisition Corp, the legal predecessor of the Issuer. Each of GP Cash Management, Ltd. and GPIC, Ltd. is directly controlled by GP Investments, Ltd, a listed company focused on private equity.

(d) Criminal Convictions:

Neither Reporting Person has been charged or convicted in a criminal proceeding during the last five years excluding traffic violations or similar misdemeanors.

(e) Civil Proceedings:

None of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction during the last five years where, as a result of such proceeding, was or became subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such law.

(f) Citizenship:

GPIAC, LLC and RMNI InvestCo, LLC are companies organized and existing under the laws of the State of Delaware. GP Investments, Ltd. and GPIC, Ltd. are companies organized and existing under the laws of Bermuda. GP Cash Management, Ltd. is a limited company organized and existing under the laws of Bahamas.

Item 3. Source and Amount of Funds or Other Consideration.

On March 2, 2015, GPIAC, LLC purchased 4,312,500 ordinary shares (the “founder shares”) of GP Investments Acquisition Corp., a Cayman Islands Exempted Company (“GPIA”) pursuant to the Securities Subscription Agreement with GPIA dated March 2, 2015 for an aggregate purchase price of $25,000 or approximately $0.006 per ordinary share of GPIA. GPIAC, LLC transferred an aggregate of 60,000 founder shares to the independent directors of GPIA in connection with the consummation of GPIA’s initial public offering (the “IPO”) on May 26, 2015. Simultaneously with the closing of the IPO, GPIA completed the private sale of 6,062,500 warrants (the “private placement warrants”) at a purchase price of $1.00 per private placement warrant, to GPIC, Ltd., for an aggregate purchase price of $6,062,500, pursuant to the Sponsor Warrants Purchase Agreement entered into between GPIA and GPIC, Ltd on May 19, 2015. In connection with the consummation of the Business Combination (as defined below), the private placement warrants automatically became warrants in respect of the Issuer’s common stock.

In connection with GPIA’s initial business combination (the “Business Combination”) with Rimini Street, Inc., a Nevada corporation (“Rimini Street”), on May 16, 2017, GPIC, Ltd. entered into an Equity Commitment Letter with GPIA, dated May 16, 2017 (the “Equity Commitment Letter”). Pursuant to the Equity Commitment Letter, in connection with the consummation of the Business Combination, on October 10, 2017, RMNI InvestCo, LLC, an affiliate of GP Investments Ltd. (“RMNI InvestCo”), subscribed for 3,600,000 ordinary shares of GPIA (the “Sponsor Shares”) at a subscription price of $10.00 per ordinary share, for an aggregate purchase price of $36,000,000.

In connection with the consummation of the Business Combination on October 10, 2017, (a) GPIA changed its jurisdiction of incorporation from the Cayman Islands to the State of Delaware (“GPIA Delaware”), (b) Let’s Go Acquisition Corp., a wholly-owned subsidiary of GPIA Delaware merged with and into Rimini Street, with Rimini Street surviving the merger, (c) the surviving corporation of the merger referred to in (b) then merged with and into GPIA Delaware, with GPIA Delaware surviving the merger and (d) GPIA Delaware then changed its name to Rimini Street, Inc., which is the Issuer.

Item 4. Purpose of Transaction.

The information set forth in Item 3, Item 5 and Item 6 of this Statement is incorporated by reference herein, as applicable.

All beneficial interests in shares of the Issuer’s common stock were held by the Reporting Persons for investment purposes. The November 2021 Warrant Sale constituted a sale of all of the remaining beneficial ownership of the Reporting Persons in the Issuer’s common stock.

Item 5. Interests of Securities of the Issuer.

(a) The information contained on the cover pages to this Statement is incorporated herein by reference.

(b) The information contained on the cover pages to this Statement is incorporated herein by reference.

(c)

On October 27, 2021, GPIC, Ltd. transferred 6,062,500 private placement warrants to GPIAC, LLC, an affiliate of GPIC, Ltd. On November 1, 2021, GPIAC, LLC sold warrants to purchase 6,062,500 shares of the Issuer’s common stock to an unaffiliated third party through a broker in an open market transaction at a price of $1.10 per warrant to purchase one share of the Issuer’s common stock (the “November 2021 Warrant Sale”).

Except as disclosed above and in Item 4 of this Statement, the Reporting Persons have not effected any sales of interests in the share capital of the Issuer since October 7, 2021 (the date of the most recent amendment to this Statement).

The November 2021 Warrant Sale constituted a sale of all of the remaining beneficial ownership of the Reporting Persons in the Issuer’s common stock. Consequently, this Amendment No. 8 to Schedule 13D represents the final amendment to the Schedule 13D and constitutes an exit filing for the Reporting Persons.

(d) None.

(e) The November 2021 Warrant Sale, which occurred on November 1, 2021, constituted a sale of all of the remaining beneficial ownership of the Reporting Persons in the Issuer’s common stock.

Item 6. Contracts, Arrangements, Undertakings or Relationships with Respect to Securities of the Issuer.

The information set forth in Items 3, 4 and 5 of this Statement is incorporated by reference herein, as applicable.

On May 19, 2015, GPIAC, LLC entered into the Registration Rights Agreement with GPIA and the other parties thereto (the “Registration Rights Agreement”). Pursuant to the Registration Rights Agreement, GPIA granted certain registration rights in respect of the founder shares and the private placement warrants and the ordinary shares of GPIA (which ordinary shares became the Issuer’s common stock in connection with consummation of the Business Combination).

Pursuant to the Equity Commitment Letter, RMNI InvestCo, LLC had, in relation to the Sponsor Shares, the benefit of the registration rights set forth in the Registration Rights Agreement as referred to above.

Upon the occurrence of the November 2021 Warrant Sale, the Reporting Persons no longer have the benefit of the Registration Rights Agreement.

Item 7. Material to Be Filed as Exhibits

The following documents are filed as exhibits to this Statement:

Exhibit Number	Description
1.

Securities Subscription Agreement, dated March 2, 2015, between GP Investments Acquisition Corp. and GPIAC, LLC. (incorporated by reference to Exhibit 10.1 to the Registration Statement Report on Form S-1 (File No. 333-203500 ) filed by GPIA with the SEC on April 17, 2015).

2.

Sponsor Warrants Purchase Agreement, dated May 19, 2015, between GP Investments Acquisition Corp. and GPIC, Ltd (incorporated by reference to Exhibit 10.3 to the Registration Statement on Form S-1 filed with the SEC on April 17, 2015).

3.

Registration Rights Agreement, dated May 19, 2015, between GP Investments Acquisition Corp. and GPIAC, LLC (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed with the SEC on June 1, 2015).

4.	Equity Commitment Letter, between GP Investments Acquisition Corp. and GPIC, Ltd., dated May 16, 2017 (incorporated by reference to Exhibit 10.51 to the Registration Statement on Form S-4/A filed with the SEC on August 9, 2017).

99.1	Joint Filing Agreement dated November 3, 2021.

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 3, 2021

GPIAC, LLC

By:	/s/ Antonio Bonchristiano
Name:	Antonio Bonchristiano
Title:	Officer

By:	/s/ Rodrigo Boscolo
Name:	Rodrigo Boscolo
Title:	Officer

RMNI InvestCo, LLC

By:	/s/ Antonio Bonchristiano
Name:	Antonio Bonchristiano
Title:	Officer

By:	/s/ Rodrigo Boscolo
Name:	Rodrigo Boscolo
Title:	Officer

GP Cash Management Ltd.

By:	/s/ Antonio Bonchristiano
Name:	Antonio Bonchristiano
Title:	Officer

By:	/s/ Rodrigo Boscolo
Name:	Rodrigo Boscolo
Title:	Officer

GP Investments, Ltd.

By:	/s/ Antonio Bonchristiano
Name:	Antonio Bonchristiano
Title:	Chief Executive Officer

By:	/s/ Rodrigo Boscolo
Name:	Rodrigo Boscolo
Title:	Chief Financial Officer

GPIC, Ltd.

By:	/s/ Antonio Bonchristiano
Name:	Antonio Bonchristiano
Title:	Director

By:	/s/ Rodrigo Boscolo
Name:	Rodrigo Boscolo
Title:	Director